February 27, 1996



Securities and Exchange Commission
6432 General Green Way
Alexandria, VA  23212-2413

Gentlemen:

   We are transmitting herewith Indiana Energy, Inc.'s
Statement on Form U-3A-2.

   The $500.00 filing fee was transmitted via FEDWIRE on February 26, 1996.

                                   Sincerely,


                                   /s/Kathleen S. Morris
                                   Kathleen S. Morris

KSM:rs



                                        File No. 069-00312


                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM U-3A-2


       Statement by Holding Company Claiming Exemption
     Under Rule U-3A-2 from the Provisions of the Public
             Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                    INDIANA ENERGY, INC.

hereby files with the Securities and Exchange
Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

    1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

       Indiana Energy, Inc. (Indiana Energy), Claimant in this statement, is an Indiana corporation with its principal offices in Indianapolis, Indiana.
    Claimant is a "holding company" (as such term is defined by the Act), owning all of the issued and outstanding shares of common stock of Indiana Gas
    Company, Inc. (Indiana Gas) and IEI Investments,
    Inc. (IEI Investments).

       Indiana Gas is an Indiana corporation engaged in the business of supplying gas service at retail, including transportation, to ultimate consumers, all within the state of Indiana. For the twelve-month period ending December 31, 1995, virtually all of Indiana Energy's consolidated earnings were derived from the operations of Indiana Gas and its subsidiaries. Indiana Gas is a "subsidiary company" of Indiana Energy and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act).

       Indiana Gas owns all of the issued and
    outstanding shares of common stock of Terre Haute
    Gas Corporation (Terre Haute) and Richmond Gas
    Corporation (Richmond), both of which are Indiana corporations. While Terre Haute and Richmond technically exist as separate corporate entities, in accordance with an order issued by the Indiana
    Utility Regulatory Commission, Indiana Gas, Terre
    Haute and Richmond have combined their operations for all purposes and are transacting business under the name Indiana Gas Company, Inc. Pursuant to that order, accounting records and financial reports are on a consolidated basis. For purposes of this statement, any reference to Indiana Gas will, in effect, be inclusive of the separate corporate entities of Richmond and Terre Haute.

       Indiana Energy owns all of the outstanding shares of capital stock of IEI Investments, an Indiana corporation. IEI Investments was formed for the purpose of grouping and controlling nonregulated businesses of Indiana Energy and investments therein and to separate them from regulated businesses.

       IEI Investments owns all of the issued and outstanding shares of capital stock of IGC Energy, Inc. (IGC Energy), an Indiana corporation. On
    November 1, 1994, IGC Energy formed Indiana Energy
    Services, Inc. (IES), an Indiana corporation which provides gas supply and related marketing services to large-volume industrial and commercial customers, small local distribution companies, other natural gas marketing companies, and as of January 1, 1996, to Indiana Gas. IGC Energy holds interests in the following businesses as well:

       (i)    IGC Energy is a limited partner in Lima Resources
              Associates, L.P. (LIMA).  Other limited
              partners are Laclede Energy Resources,
              Inc., a wholly-owned subsidiary of Laclede
              Gas Company, a general partner; Vulcan Oil and Gas Company, a subsidiary of Alabama-Tennessee Natural Gas Company; and
              Mississippi Energies, Inc., a subsidiary of Mississippi Valley Gas Company. LIMA is engaged in the business of exploring for hydrocarbons.

       (ii)   On October 2, 1990, IGC Energy acquired
              approximately 35 percent of the outstanding voting securities of Loggins, Incorporated, a wholesale distributor of propane and natural gas appliances and corrugated stainless steel tubing (flexible pipe) based in Indianapolis, Indiana.

       (iii) On January 16, 1996, IGC Energy became a limited partner in Cambridge Ventures,
              L.P., a venture capital fund based in
              Indianapolis, Indiana, which invests in
              growth-oriented companies for the purpose of obtaining long-term capital gains.

       IEI Investments also owns all of the
    outstanding voting securities of Energy Realty, Inc. (Energy Realty). Energy Realty is an Indiana corporation engaged in the business of real estate. Energy Realty currently owns a warehouse facility which is leased to Indiana Gas and is also a limited partner in three affordable housing complexes.

       On January 31, 1996, Indiana Energy and
    Citizens Gas and Coke Utility (Citizens Gas) signed a letter of intent to form a jointly-owned limited liability corporation for natural gas supply and related marketing services. The new entity will provide complete gas supply and related marketing services for Indiana Gas and Citizens Gas starting sometime this spring subject to the execution of a definitive agreement. In addition, the joint entity will offer gas supply and related marketing services to other businesses in Indiana and other markets. The new entity will assume the responsibilities of IES.

    2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal transmission lines, producing fields, gas manufacturing plants and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive gas at the borders of such State.

       At the date of the filing of this Statement, Indiana Energy had no properties and is solely a holding company owning all of the issued and outstanding shares of common stock of Indiana Gas and IEI Investments.

       The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the state of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. At December 31, 1995, these included approximately 10,164 miles of distribution mains; 480,673 meters, seven reservoirs for underground storage of purchased gas with approximately 107,074 acres of land owned and/or held under storage easements with 10,740,151 Dth of gas in storage providing a daily deliverability capacity of 138,860 Dth. Indiana Gas has five liquefied petroleum air gas manufacturing plants with a total daily capacity of 36,700 Dth of gas.
    These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 467,000 consumers in 281 communities in 48 of the 92 counties in the state of Indiana.
    The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington,
    Terre Haute, Marion, New Albany, Columbus,
    Jeffersonville, New Castle and Richmond.

       Indiana Gas obtains gas for its operations primarily from out-of-state producers, brokers and marketers under both medium-term and short-term contracts. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

    3.   The following information for the last
calendar year with respect to Claimant and each of its subsidiary public utility companies:

    (a) Number of Dth of gas distributed at retail:

          Company        Calendar Year     DTH

        Indiana Gas             1995    84,563,000  Sales
                                        33,917,000  Transportation
                                       118,480,000  Total Throughput

    (b) Number of Dth of gas distributed at retail outside the State in which each such company is organized:

        None

    (c) Number of Dth of gas sold at wholesale outside the State in which each such company is organized, or at the State line:

        None

    (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

           Indiana Gas purchased 81,858,000 Dth of gas outside the state of Indiana during calendar
        1995. These were purchases for system supply.
        This gas was transported by interstate pipeline companies to Indiana Gas facilities within the State or delivery points in northern Kentucky.

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

        Inapplicable to claimant.

                          Exhibit A

    A consolidating statement of income and a consolidating statement of retained earnings of Indiana
Energy and subsidiaries, for the calendar year 1995, together with a consolidating balance sheet of Indiana
Energy and subsidiary companies, as of the close of such calendar year, are annexed hereto as Exhibit A.

                          Exhibit B

    See the Financial Data Schedule filed herewith as
Exhibit 27.

                          Exhibit C

    Inapplicable to claimant.

    The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 1996.

                                INDIANA ENERGY, INC.
                                (Name of Claimant)




                              By /s/Niel C. Ellerbrook
                                 Niel C. Ellerbrook
                                 Vice President and Treasurer
                                 and Chief Financial Officer

Attest:




/s/Ronald E. Christian
Ronald E. Christian
Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Niel C. Ellerbrook
                                Vice President and Treasurer
                                and Chief Financial Officer
                                Indiana Energy, Inc.
                                1630 North Meridian Street
                                Indianapolis, Indiana  46202


                                             INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                  CONSOLIDATING BALANCE SHEET
                                                       DECEMBER 31, 1995
                                                    (Thousands - Unaudited)

                                                                                                  Indiana
                                                   Indiana       IEI                     Energy   Energy    Adjustments
                                     Indiana     Gas Company, Investments     IGC        Realty,  Services,   Debit
                 ASSETS             Energy, Inc.    Inc.         Inc.      Energy, Inc.  Inc.     Inc.       (Credit)   Consolidated
UTILITY PLANT:
  Utility plant - original cost     $         -  $  882,124   $      -     $         -   $     -  $      -  $       -   $ 882,124
  Less - Accumulated depreciation
           and amortization                   -     323,160          -               -         -         -          -     323,160
                                              -     558,964          -               -         -         -          -     558,964

EQUITY IN NET ASSETS OF WHOLLY-
  OWNED SUBSIDIARIES:
      Indiana Gas Company, Inc.         280,832           -          -               -         -         -   (280,832)          -
      IEI Investments, Inc.              10,333           -          -               -         -         -    (10,333)          -
      IGC Energy, Inc.                        -           -      9,958               -         -         -     (9,958)          -
      Energy Realty, Inc.                     -           -        355               -         -         -       (355)          -
      Indiana Energy Services, Inc.           -           -          -             253         -         -       (253)          -
                                        291,165           -     10,313             253         -         -   (301,731)          -

NONUTILITY PLANT AND OTHER
  INVESTMENTS - NET                           -         186          -             616     6,278         -          -       7,080

CURRENT ASSETS:
  Cash and cash equivalents               1,992      19,670         17           9,109       383     1,025    (12,526)     19,670
  Accounts receivable, less
    reserves                                  -      43,313          -              61         -     1,274          -      44,648
  Accounts receivable from
    affiliated companies                     36           -          3              32        86     3,998     (4,155)          -
  Accrued unbilled revenues                   -      45,121          -               -         -         -          -      45,121
  Materials and supplies - at
    average cost                              -       3,827          -               -         -         -          -       3,827
  Liquefied petroleum gas - at
    average cost                              -         876          -               -         -         -          -         876
  Gas in underground storage - at
      last-in, first-out cost                 -      51,392          -               -         -         -          -      51,392
  Prepayments and other                       -       1,391          -              63         3         -          -       1,457
                                          2,028     165,590         20           9,265       472     6,297    (16,681)    166,991
DEFERRED CHARGES:
  Unamortized debt discount and
    expense                                   -       6,811          -               -       119         -           -      6,930
  Other                                       3       9,239          -             110         -         3           -      9,355
                                              3      16,050          -             110       119         3           -     16,285
                                    $   293,196  $  740,790   $ 10,333     $    10,244   $ 6,869  $  6,300  $ (318,412) $ 749,320


                                             INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                   CONSOLIDATING BALANCE SHEET
                                                        DECEMBER 31, 1995
                                                     (Thousands - Unaudited)


                                                                                                  Indiana
                                                    Indiana     IEI                      Energy   Energy    Adjustments
  SHAREHOLDERS' EQUITY AND            Indiana    Gas Company, Investments      IGC       Realty,  Services    Debit
  LIABILITIES                       Energy, Inc.    Inc.      Inc.         Energy, Inc.  Inc.     Inc.      (Credit)    Consolidated
CAPITALIZATION:
  Common stock                      $   145,236  $  142,995   $      1     $         1   $     1  $      1  $  142,999  $ 145,236
  Paid-in capital                             -           -      4,179           4,361         -         -       8,540          -
  Unearned compensation -
    restricted stock grants                (731)          -          -               -         -         -           -       (731)
  Retained earnings                     148,587     137,837      6,153           5,596       354       252     150,192    148,587
      Total common shareholders'
        equity                          293,092     280,832     10,333           9,958       355       253     301,731    293,092
  Long-term debt -
      First mortgage bonds                    -      18,950          -               -         -         -           -     18,950
      Notes payable                           -     174,743          -               -     2,407         -           -    177,150
                                              -     193,693          -               -     2,407         -           -    196,100
                                        293,092     474,525     10,333           9,958     2,762       253     301,731    489,192

CURRENT LIABILITIES:
  Maturities and sinking fund
    requirements of long-term debt            -           -          -               -       267         -           -        267
  Notes payable                               -      23,200          -               -     3,800         -           -     27,000
  Accounts payable                            -      79,703          -             139         -     5,912      16,391     69,363
  Accounts payable to affiliated
      companies                              23           -          -             112         -        30         165          -
  Refundable gas costs                        -       8,008          -               -         -         -           -      8,008
  Customer deposits and advance
    payments                                  -      16,976          -               -         -         -           -     16,976
  Accrued taxes                               -      18,175          -              35         -       105         125     18,190
  Accrued interest                            -       4,859          -               -        40         -           -      4,899
  Other current liabilities                   -      20,068          -               -         -         -         (81)    20,149
                                             23     170,989          -             286     4,107     6,047      16,600    164,852

DEFERRED CREDITS:
  Deferred income taxes                       -      65,798          -               -         -         -           -     65,798
  Unamortized investment tax
    credit                                    -      11,871          -               -         -         -           -     11,871
  Customer advances for
    construction                              -       1,418          -               -         -         -           -      1,418
  Regulatory income tax
    liability                                 -       3,797          -               -         -         -           -      3,797
  Other                                      81      12,392          -               -         -         -          81     12,392
                                             81      95,276          -               -         -         -          81     95,276
                                    $   293,196  $  740,790   $ 10,333     $    10,244   $ 6,869  $  6,300  $  318,412  $ 749,320



                                             INDIANA ENERGY, INC. AND SUBSIDIARIES
                                               CONSOLIDATING STATEMENT OF INCOME
                                             TWELVE MONTHS ENDED DECEMBER 31, 1995
                                                     (Thousands - Unaudited)


                                                                                                  Indiana
                                                   Indiana      IEI                      Energy   Energy    Adjustments
                                      Indiana    Gas Company, Investments      IGC       Realty,  Services,  Debit
                                    Energy, Inc.    Inc.        Inc.       Energy, Inc.  Inc.     Inc.      (Credit)    Consolidated
UTILITY OPERATING REVENUES          $         -  $  445,057   $      -     $         -   $    -   $      -  $        -  $ 445,057
COST OF GAS                                   -     245,181          -               -        -          -           -    245,181
MARGIN                                        -     199,876          -               -        -          -           -    199,876

UTILITY OPERATING EXPENSES:
    Other operation                           -      68,479          -               -        -          -           -     68,479
    Maintenance                               -       7,651          -               -        -          -           -      7,651
    Depreciation and amortization             -      31,734          -               -        -          -           -     31,734
    Income taxes                              -      24,110          -               -        -          -           -     24,110
    Taxes other than income taxes             -      13,653          -               -        -          -           -     13,653
                                              -     145,627          -               -        -          -           -    145,627

UTILITY OPERATING INCOME                      -      54,249          -               -        -          -           -     54,249

INTEREST AND OTHER:
    Interest expense                          -      15,528          -               -        -          -           -     15,528
    Allowance for borrowed funds
      used during construction                -        (236)         -               -        -          -           -       (236)
    Other amortization                        -         187          -               -        -          -           -        187
    Other income - net                        -      (1,488)         -               -        -          -           -     (1,488)
                                              -      13,991          -               -        -          -           -     13,991

UTILITY INCOME                                -      40,258          -               -        -          -           -     40,258

NONUTILITY INCOME                        41,175           -      1,147           1,007      160        239       42,811       917

NET INCOME                          $    41,175  $   40,258   $  1,147     $     1,007   $  160  $     239  $    42,811 $  41,175



                                             INDIANA ENERGY, INC. AND SUBSIDIARIES
                                         CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                             TWELVE MONTHS ENDED DECEMBER 31, 1995
                                                     (Thousands - Unaudited)

                                                                                                 Indiana
                                                   Indiana        IEI                    Energy  Energy     Adjustments
                                      Indiana    Gas Company,  Investments    IGC        Realty, Services,   Debit
                                    Energy, Inc.     Inc.         Inc.     Energy, Inc.  Inc.    Inc.       (Credit)    Consolidated
BALANCE DECEMBER 31, 1994           $   131,656  $   122,079  $   5,006    $     4,589   $  194  $      13  $   131,881 $ 131,656

ADD:
Net Income                               41,175       40,258      1,147          1,007      160        239       42,811    41,175
                                        172,831      162,337      6,153          5,596      354        252      174,692   172,831

DEDUCT:
    Dividends on Common Stock            24,244       24,500          -              -        -          -      (24,500)   24,244

BALANCE DECEMBER 31, 1995           $   148,587  $   137,837  $   6,153    $     5,596   $  354  $     252  $   150,192 $ 148,587
